EXHIBIT 11


                     Parlex Corporation and Subsidiaries
                 Computation of Net Income Per Common Share

                                                   June 30, 1998    June 30, 1997
                                                   -------------    -------------

Basic earnings per share                                  $.73             $.59

Weighted average number of shares outstanding
 - Basic                                             4,295,706        3,569,052

Diluted earnings per share                                $.71             $.57

Weighted average number of shares outstanding
 - Basic                                             4,295,706        3,569,052

Effect of dilutive stock options                       169,821          145,987

Weighted average number of shares outstanding
 - Dilutive                                          4,465,527        3,715,039